SUBSIDIARIES OF THE COMPANY

Subsidiary Name	State or Country of Incorporation

Electric Transportation Engineering Corporation DBA ECOtality North America	Arizona
Portable Energy De Mexico, S.A. DE C.V.	Mexico
Ecotality Stores, Inc. DBA Fuel Cell Store	Nevada
ETEC North, LLC	Delaware
G.H.V. Refrigeration, Inc.	California
The Clarity Group, Inc.	Arizona
0810009 B.C. Unlimited Liability Company	Canada
Ecotality Australia Pty Ltd.	Australia